

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 30, 2024

Todd A. Etzler
Senior Vice President, General Counsel
Horizon Bancorp, Inc.
515 Franklin Street
Michigan City, Indiana 46360

> **Re: Horizon Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 23, 2024**
> **File No. 333-282292**

Dear Todd A. Etzler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance